FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2018

(Amounts expressed in millions of Chilean Pesos)

•         EBITDA of Enel Chile increased 11% to Ch$ 339,793 million as of June 2018 mainly as a consequence of adding the Enel Green Power business that resulted from the corporate reorganization process known as the Elqui Project and also due to the more efficient generation mix resulting from greater hydro dispatch.

•         Likewise, operating income increased 7% or Ch$ 15,680 million reaching a total Ch$ 242,864 million.

•         Enel Chile revenues reached Ch$ 1,128,898 million, a 7% reduction when compared to June 2017, mostly due to a lower average energy sales price, expressed in Chilean pesos, for the generation business.

•         Net income attributable to the shareholders of the parent company reached Ch$ 122,504 million, less than the Ch$ 169,660 million booked as of June 2017. This difference was primarily due to the extraordinary profit booked in February 2017 as a consequence of the sale of the entire ownership held by Enel Generación Chile in Electrogas S.A. If not including this extraordinary profit, net income would have remained stable when compared to the first half of 2017.

•         Since the reorganization known as the Elqui Project became effective this past April 2, Enel Chile added 100% of the Enel Green Power business in Chile as of that date and also increased its shareholding in Enel Generación Chile to 93.55% as a consequence of the Public Tender Offer (PTO) for the shares of Enel Generación Chile.

•         On June 7, 2018, Enel Chile issued its first 10-year US$ 1,000 million Yankee Bond with a 4.875% coupon rate to finance a significant portion of the loan obtained to pay for the Enel Generación PTO within the context of the Elqui Project.

 SUMMARY BY BUSINESS

Generation

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

•         Net electricity generation increased 11% when compared to June 2017 (+921 GWh) reaching 9,262 GWh mainly due to the addition of EGP Chile power plants since April 2 (+760 GWh) and also a higher generation in Enel Generación Chile (+161 GWh) due to greater hydro dispatch (+865 GWh) as a consequence of better hydrology, partially offset by lower thermal dispatch (-701 GWh).

•         Operating revenues amounted to Ch$ 709,137 million as of June 2018, equivalent to an 8% reduction, mainly due to a lower average sales price expressed in Chilean pesos.

•         Procurement and services costs decreased significantly to Ch$ 373,376 million, 24% less than the amount as of June 2017. These cost savings were mainly due to a more efficient generation mix, which led to lower fuel costs, other variable procurement and services costs and less energy purchases.

•         As a result of the abovementioned, the EBITDA of the generation business totaled Ch$ 262,829 million, equivalent to a 21% increase when compared to the figure for same period of last year. The operating income increased 16% to Ch$ 185,057 million. The increase in both figures responds primarily to the addition of the results of the EGP Chile business since April 2018.

Physical Data                                                  As of June 30, 2018

Total Sales (GWh)                                                       11,527

Total Generation (GWh)                                             9,262

Distribution

•         Physical sales reached 8,292 GWh as of June 2018, representing a 2% increase compared to the same period of last year due to higher sales to residential customers and tolls.

•         The total number of customers increased 3% to 1,902,310 when compared to the first half of 2017, mainly residential and commercial customers, and annual energy losses remained at 5.1%.

•         EBITDA of the distribution business decreased 5% to Ch$ 88,803 million as of June 2018, and net income attributable to shareholders of the parent company of Enel Distribución decreased 8% to Ch$ 53,020 million.

• 2 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

Physical Data                                                  As of June 30, 2018

Total Sales (GWh)                                                       8,292

Customers                                                                 1,902,310

FINANCIAL SUMMARY

•         Gross debt of the company increased US$ 2,655 million when compared to June 2017, to US$ 3,924 million as of June 2018. This variation is mainly a consequence of adding the debt of EGP Chile, and also the debt committed to by Enel Chile in March 2018 related to the Elqui Project and its partial repayment with the issuance of a Yankee Bond by Enel Chile for US$ 1,000 million in June 2018.

•         Liquidity available to Enel Chile is composed of the following:

•         Cash and cash equivalents                     :           US$ 157 million.

•         Cash and cash equivalents and others :           US$ 258 million.

•         Undisbursed committed credit line         :           US$ 369 million.

•         The nominal average interest rate of Enel Chile’s debt as of June 2018 was 5.2%.

•         Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, the Company has cross currency swap and forward contracts that amount to US$ 792 million and US$ 626 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, we have Interest Rate swaps for US$ 400 million.

• 3 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (hereafter “the Renewable Assets Reorganization”)  to Enel S.p.A that involved integrating Enel Green Power Latin America Ltda. (EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generacion Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer for Shares (“PTO”), (ii) Capital Increase, and (iii) Merger, each stage conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the capital increase took place between February 15 and March 16 of 2018 and the Renewable Assets Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the ownership share of Enel Generación Chile increased from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of June 30, 2018.

• 4 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 130 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, Gas Atacama, and EGP Chile, which combined, have a total 7,547 MW installed capacity as of June 30, 2018. Of this total, 40 are hydroelectric units with 3,556 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together total 2,809 MW installed capacity, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 48 MW installed capacity.

The following chart summarizes the physical information of our generation business segment for the period ended June 30, 2018 compared to the same period of 2017:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Jun-18	Jun-17	Jun-18	Jun-17
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	11,527	11,428	32.8%	33.9%
Total		11,527	11,428	32.8%	33.9%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered to be primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended June 30, 2018 compared to the same period of 2017:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Jun-18	Jun-17	Jun-18	Jun-17	Jun-18	Jun-17	Jun-18	Jun-17
Distribution Business in Chile (*)	8,292	8,129	5.1%	5.1%	1,902	1,852	2,781	2,732
Total	8,292	8,129	5.1%	5.1%	1,902	1,852	2,781	2,732
(*) Final sales to the customers and tolls are included.

• 5 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	Jun-18	Jun-17	Jun-18	Jun-17	Jun-18	Jun-17

Energy Sales Revenues

Generation:	658,341	707,109	(180,899)	(187,199)	477,442	519,910
Regulated customers	483,853	540,480	(180,899)	(187,199)	302,954	353,281
Non regulated customers	163,912	138,630	-	-	163,912	138,630
Spot market	10,576	27,999	-	-	10,576	27,999

Distribution:	566,313	590,462	(91)	(708)	566,222	589,754
Residential	209,034	219,589	-	-	209,034	219,589
Commercial	189,998	193,707	-	-	189,998	193,707
Industrial	104,745	111,626	-	-	104,745	111,626
Other	62,536	65,540	(91)	(708)	62,445	64,832
Less: Consolidation adjustments	(180,990)	(187,907)	-	-	-	-

Total Energy sales	1,043,664	1,109,664	(180,990)	(187,907)	1,043,664	1,109,664

Million chilean pesos variation in Ch$ and %	(66,000)	(5.95%)			(66,000)	(5.95%)

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.    Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of June 30, 2018, was Ch$ 122,504 million. This amount represents a 27.8% reduction when compared to the same period of last year in which the figure amounted to a Ch$ 169,660 million profit.

The following chart compares the figure of each item of the income statement as of June 30, 2018 and 2017:

• 6 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-18	Jun-17	Change	% Change

REVENUES	1,128,898	1,209,608	(80,710)	(6.7%)
Sales	1,108,661	1,201,667	(93,006)	(7.7%)
Other operating revenues	20,237	7,941	12,296	154.8%
PROCUREMENT AND SERVICES	(655,779)	(792,560)	136,781	(17.3%)
Energy purchases	(392,850)	(462,727)	69,877	(15.1%)
Fuel consumption	(134,667)	(178,403)	43,736	(24.5%)
Transportation expenses	(80,103)	(83,004)	2,901	(3.5%)
Other variable procurement and service cost	(48,159)	(68,426)	20,267	(29.6%)
CONTRIBUTION MARGIN	473,119	417,048	56,071	13.4%
Other work performed by entity and capitalized	6,475	6,572	(97)	(1.5%)
Employee benefits expense	(62,563)	(63,627)	1,064	(1.7%)
Other fixed operating expenses	(77,238)	(53,481)	(23,757)	44.4%
GROSS OPERATING INCOME (EBITDA)	339,793	306,512	33,281	10.9%
Depreciation and amortization	(95,556)	(75,826)	(19,730)	26.0%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(1,373)	(3,502)	2,129	(60.8%)
OPERATING INCOME	242,864	227,184	15,680	6.9%
NET FINANCIAL EXPENSE	(38,355)	(10,069)	(28,286)	280.9%
Financial income	10,967	10,167	800	7.9%
Financial costs	(52,119)	(25,818)	(26,301)	101.9%
Gain (Loss) for indexed assets and liabilities	1,755	136	1,619	1190.4%
Foreign currency exchange differences, net	1,042	5,446	(4,404)	(80.9%)
OTHER NON-OPERATING RESULTS	3,195	109,081	(105,886)	(97.1%)
Income from other investments	91	105,461	(105,370)	(99.9%)
Other Profit (Loss) related to Sale of Assets	-	4,398	(4,398)	n/a
Share of profit (loss) of associates accounted for using the equity method	3,104	(778)	3,882	(499.0%)
NET INCOME BEFORE TAXES	207,704	326,196	(118,492)	(36.3%)
Income Tax	(51,767)	(79,457)	27,690	(34.9%)
NET INCOME	155,937	246,739	(90,802)	(36.8%)
Shareholders of the parent company	122,504	169,660	(47,156)	(27.8%)
Non-controlling interest	33,433	77,079	(43,646)	(56.6%)

Earning per share (Ch$ /share)*	2.09	3.46	(1.36)	(39.5%)

(*) As of June 30, 2018 and June 30, 2017 the average number of paid and subscribed shares was 58,573,092,171 and 49,092,722,762, respectively.

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 339,793 million as of June 30, 2018, which represents a 10.9% increase when compared to the Ch$ 306,512 million booked the same period of last year. This increase is primarily explained by lower operating expenses in both the generation and distribution business segments.

Revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended June 30, 2018 and 2017, are presented below:

• 7 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

EBITDA, by business segment
(Figures in Million Ch$)

	Jun-18	Jun-17	Change	% Change

Generation business revenues	709,137	766,990	(57,853)	(7.5%)
Distribution business revenues	607,070	660,610	(53,540)	(8.1%)
Less: consolidation adjustments and other activities	(187,309)	(217,992)	30,683	(14.1%)
Total Enel Chile Consolidated Revenues	1,128,898	1,209,608	(80,710)	(6.7%)

Generation business costs	(373,376)	(489,666)	116,290	(23.8%)
Distribution business costs	(472,456)	(523,897)	51,441	(9.8%)
Less: consolidation adjustments and other activities	190,053	221,003	(30,950)	(14.0%)
Total Enel Chile Consolidated Procurement and Services Costs	(655,779)	(792,560)	136,781	(17.3%)
			-
Personnel Expenses	(28,580)	(24,894)	(3,686)	14.8%
Other expenses by nature	(44,352)	(34,688)	(9,664)	27.9%
Total Generation business	(72,932)	(59,582)	(13,350)	22.4%

Personnel Expenses	(13,265)	(18,350)	5,085	(27.7%)
Other expenses by nature	(32,546)	(24,718)	(7,828)	31.7%
Total Distribution business	(45,811)	(43,068)	(2,743)	6.4%
Less: consolidation adjustments and other activities	(14,583)	(7,886)	(6,697)	84.9%
			-
EBITDA, by business segment
Generation business EBITDA	262,829	217,742	45,087	20.7%
Distribution business EBITDA	88,803	93,645	(4,842)	(5.2%)
Less: consolidation adjustments and other activities	(11,839)	(4,875)	(6,964)	142.9%
TOTAL ENEL CHILE CONSOLIDATED EBITDA	339,793	306,512	33,281	10.9%

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 262,829 million as of June 30, 2018 representing a Ch$ 45,087 million increase when compared to the same period of 2017. The main variables that explain this outcome are described below:

Operating revenues amounted to Ch$ 709,137 million as of June 30, 2018, decreasing Ch$ 57,853 million, representing an 7.5% reduction when compared to the same period of the year before, mainly due to the following:

•         A Ch$ 48,768 million decline in electricity sales due to a lower average sales price in Chilean pesos partly offset by higher physical sales (+99 GWh), mainly to non-regulated customers (+879 GWh) partially offset by lower sales to regulated customers (-727 GWh), and spot market (-53 GWh). This variation includes the revenues from energy sales of EGP Chile that amounted to Ch$ 18,636 million for the three-month period ended June 30, 2018.

•         A Ch$ 13,410 million decrease in other sales, mainly due to lower gas sales.

• 8 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

•         An Ch$ 6,327 million decrease in other services rendered, primarily due to Ch$ 8,501 million lower tolls revenues compensated by higher revenues from engineering services for Ch$ 1,211 million.

The abovementioned is partially compensated by:

•         A Ch$ 10,651 million increase in other operating revenues, mainly due to insurance claims income for Ch$ 10,094 million related to an incident at Central Tarapacá and higher revenue from commodity hedging derivatives for Ch$ 829 million.

Operating costs reached Ch$ 373,376 million as of June 30, 2018, a Ch$ 116,290 million reduction, equivalent to 23.8%, due to the following:

-          A Ch$ 55,379 million reduction in energy purchases primarily explained by lower physical energy purchases (-823 GWh), mainly contracted energy purchases (-1,296 GWh) that were partially compensated by higher spot market purchases (+473 GWh). This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 29,357 million reduction in Enel Chile’s cost of energy purchases as a consequence of the elimination of related party transactions (sales of EGP Chile to Enel Generación Chile).

•         A Ch$ 43,736 million decrease in fuel consumption, primarily Ch$ 39,794 million less gas consumption and Ch$ 5,340 million less coal use, both responding to the lower level of thermal dispatch.

•         A Ch$ 1,558 million decrease in transportation costs, mainly due to a Ch$ 2,324 million reduction in regasification costs offset by a Ch$ 770 million increase in transportation costs.

•         Other variable procurement and services costs declined Ch$ 15,615 million mainly due to a Ch$ 6,094 million reduction in the commercialization costs of gas sales, lower costs related to the agreement with AES Gener that allows the Nueva Renca combined cycle to use the LNG available to Enel Generación Chile amounting to Ch$ 6,726 million, lower thermal emissions tax costs for Ch$ 3,397 million, and lower water consumption costs for Ch$ 2,067 million. These effects were partially offset by greater commodity derivatives costs for Ch$ 2,763 million.

Personnel expenses amounted to Ch$ 28,580 million as of June 30, 2018, a Ch$ 3,686 million increase when compared to the same period of 2017, mainly due

• 9 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

to bonuses given to Enel Generación Chile employees for a total Ch$ 2,056 million within the context of the new collective bargaining process carried out by the company´s unions, in addition to an increase in wages amounting to a total Ch$ 2,137 million during the second quarter of this year as a consequence of including EGP Chile in the scope of consolidation.

Other expenses reached Ch$ 44,352 million as of June 30, 2018, a Ch$ 9,664 million increase when compared to the first half of 2017, due to higher costs related to rental services for Ch$ 1,009 million, repairs, maintenance and supplies for Ch$ 3,068 million, professional services for Ch$ 1,690 million and technical services for Ch$ 3,354 million. These expenses include three months of EGP Chile expenses that amount to Ch$ 6,469 million.

DISTRIBUTION AND SUBSIDIARIES SEGMENT:

The EBITDA of our Distribution Business Segment reached Ch$ 88,803 million as of June 30, 2018, which represents a Ch$ 4,842 million, or 5.2%, reduction when compared to the same period of 2017. The main variables that explain this outcome are described below:

DISTRIBUTION SEGMENT:

Operating revenues amounted to Ch$ 607,070 million, a Ch$ 53,540 million decrease, equivalent to 8.1% when compared to the first half of 2017, basically due to (i) a Ch$ 31,271 million reduction in other services rendered, namely lower revenues from transmission and transportation tolls for Ch$ 25,452 million and lower construction and customer connection services, installations of lines, street lighting and others for Ch$ 5,819 million, and (iii) lower energy sales for Ch$ 23,279 million.

Operating costs reached Ch$ 472,456 million, a Ch$ 51,441 million reduction when compared to the first half of 2017, mainly due to: (i) lower transportation expenses for Ch$ 26,058 million, (ii) lower energy purchases for Ch$ 19,949 million and (iii) lower other variable procurement and services costs for Ch$ 5,434 million, primarily meter rentals and street lighting services.

Personnel expenses amounted to Ch$ 13,265 million, a Ch$ 5,085 million reduction compared to expenses accrued by June 30, 2017, mainly explained by lower extraordinary non-recurrent employee bonuses than the previous period.

Other expenses reached Ch$ 32,546 million as of June 30, 2018, a Ch$ 7,828 million increase compared to the same period of 2017, mainly due to higher

• 10 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

operating and maintenance expenses related to a trimming plan that began in 2017 and higher repair and maintenance costs.

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2018 compared to June 30, 2017.

	6 months ended June 30, 2018			6 months ended June 30, 2017
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	262,829	(77,771)	185,058	217,742	(58,869)	158,873
Total Generation business	262,829	(77,771)	185,058	217,742	(58,869)	158,873

Distribution
Distribution business in Chile	88,803	(19,847)	68,956	93,645	(21,122)	72,523
Total Distribution business	88,803	(19,847)	68,956	93,645	(21,122)	72,523
Less: consolidation adjustments and other activities	(11,839)	689	(11,150)	(4,875)	663	(4,212)
TOTAL ENEL CHILE CONSOLIDATED	339,793	(96,929)	242,864	306,512	(79,328)	227,184

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment costs amounted to Ch$ 96,929 million, a Ch$ 17,601 million increase when compared to the same period of the previous year. This variation is mainly explained by the depreciation of EGP Chile that amounted to Ch$ 19,817 million for the three-month period ended June 30, 2018.

The following chart presents consolidated non-operating income as of June 30, 2018, and 2017.

• 11 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

NON OPERATING INCOME
6 months ended June 30, 2018 and 2017
(Figures in Million Ch$)

	Jun-18	Jun-17	Change	% Change
Financial Income
Generation business in Chile	3,514	2,637	877	33.3%
Distribution business in Chile	5,802	5,950	(148)	(2.5%)
Other subsidiaries non related with generation and distribution business	4,438	5,161	(723)	(14.0%)
Less: consolidation adjustments	(2,787)	(3,581)	794	(22.2%)
Total Financial Income	10,967	10,167	800	7.9%
Financial Costs
Generation business in Chile	(35,890)	(24,943)	(10,947)	43.9%
Distribution business in Chile	(3,434)	(2,790)	(644)	23.1%
Other subsidiaries non related with generation and distribution business	(15,559)	(1,667)	(13,892)	833.4%
Less: consolidation adjustments	2,764	3,582	(818)	(22.8%)
Total Financial Costs	(52,119)	(25,818)	(26,301)	101.9%
Foreign currency exchange differences
Generation business in Chile	(2,218)	5,545	(7,763)	(140.0%)
Distribution business in Chile	114	(124)	238	(191.9%)
Other subsidiaries non related with generation and distribution business	3,147	25	3,122	12488.0%
Total Foreign currency exchange differences	1,043	5,446	(4,403)	(80.9%)
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	920	(122)	1,042	(854.1%)
Distribution business in Chile	795	194	601	309.8%
Other subsidiaries non related with generation and distribution business	40	64	(24)	(37.5%)
Total Gain (Loss) for indexed assets and liabilities	1,755	136	1,619	1190.4%
Total ENEL CHILE Net Financial Income	(38,354)	(10,069)	(28,285)	280.9%

Other Profit (Loss) related to Sale of Assets
Generation business in Chile	115	105,461	(105,346)	(99.9%)
Distribution business in Chile	-	-	-	-
Other subsidiaries non related with generation and distribution business	(24)	-	(24)	(100.0%)
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss) related to Sale of Assets	91	105,461	(105,370)	(99.9%)

Other Profit (Loss)
Generation business in Chile	-	4,245	(4,245)	(100.0%)
Distribution business in Chile	-	153	(153)	(100.0%)
Less: consolidation adjustments	-	-	-
Total Other Profit (Loss)	-	4,398	(4,398)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	3,104	(778)	3,882	(499.0%)
Other subsidiaries non related with generation and distribution business	-	-	-	-
Total Share of Profit (Loss) of associates accounted for using the equity method	3,104	(778)	3,882	(499.0%)

Total Other Profit (Loss) accounted in Non Operating Income	3,195	109,081	(105,886)	(97.1%)

Net Income Before Taxes	207,704	326,196	(118,492)	(36.3%)
Income Tax
Generation business in Chile	(36,120)	(62,766)	26,646	(42.5%)
Distribution business in Chile	(19,212)	(17,971)	(1,241)	6.9%
Other subsidiaries non related with generation and distribution business	3,565	1,280	2,285	178.5%
Total Income Tax	(51,767)	(79,457)	27,690	(34.9%)
Net Income	155,937	246,739	(90,802)	(36.8%)

Net Income attributable to owners of parent	122,504	169,660	(47,156)	(27.8%)
Net income attributable to non-controlling interest	33,433	77,079	(43,646)	(56.6%)

Financial Result

The consolidated net financial income of Enel Chile as of June 30, 2018, reached a Ch$ 38,355 million expense, which represents a negative Ch$ 28,286 million

• 12 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

variation when compared to the same period of last year. This outcome is primarily explained by the following:

An Ch$ 800 million financial income increase related to greater income from short term fixed income instruments for Ch$ 1,096 million offset by lower refinancing income for Ch$ 296 million.

A Ch$ 26,301 million financial expense increase, mainly due to higher interest on bank loans and bonds amounting to Ch$ 18,080 million and higher related party financial expenses for Ch$ 8,292 million. These higher financial expenses include the Ch$ 11,352 million accrued by EGP Chile during the second quarter.

A Ch$ 1,619 million increase in income related to indexation primarily related to positive effects from recoverable taxes and hedging derivative contracts for Ch$ 1,689 million and Ch$ 435 million, respectively. These effects were offset by greater indexation of financial liabilities recorded in U.F, amounting to Ch$ 505 million.

A Ch$ 4,404 million reduction of income from exchange differences mainly as a consequence of greater negative exchange differences on forward contracts for Ch$ 2,026 million and the negative exchange differences accrued by EGP Chile since its integration with Enel Chile for Ch$ 3,282 million. These effects were offset by an increase in the positive exchange differences on cash and cash equivalents for Ch$ 904 million.

Other Non-operating Income

The income from companies accounted for using the equity method amounted to a Ch$ 3,104 million profit as of June 2018, which represents a Ch$ 3,882 million improvement when compared to the same period of last year, mainly explained by better results from HydroAysén for Ch$ 3,542 million and from GNL Chile for Ch$ 353 million.

Income from other investments decreased by Ch$ 105,370 million, mainly explained by the sale of Electrogas S.A. in February 2017, for Ch$ 105,312 million.

Corporate Taxes

Corporate income taxes reached Ch$ 51,767 million as of June 30, 2018, a Ch$ 27,690 million reduction when compared to the same period of last year, basically explained by lower taxes related to the sale of the Electrogas S.A. in

• 13 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

February 2017 for Ch$ 27,675 million, lower tax expenses amounting to Ch$ 2,557 million related to inflation indexation, partially offset by Ch$ 1,780 million greater expenses due to the increase in the income tax rate from 25.5% in 2017 to 27% in 2018.

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Jun-18	Dec-17		%
	(Million Ch$)

Current Assets	726,904	1,055,137	(328,233)	(31.1%)
Non current Assets	6,335,597	4,639,636	1,695,961	36.6%

Total Assets	7,062,501	5,694,773	1,367,728	24.0%

Total assets of the Company as of June 30, 2018, increased Ch$ 1,367,728 million when compared to total assets as of December 31, 2017, mainly as a consequence of the following:

•         Current Assets decreased Ch$ 328,233 million as of June 30, 2018. The variations in the main categories are presented below:

•         Cash and cash equivalents decreased Ch$ 317,094 million, explained by cash disbursements due to (i) payment of the Enel Generación PTO for Ch$ 1,624,327 million, (ii) dividend payment for Ch$ 228,961 million, (iii) purchase of property, plant and equipment for Ch$ 227,433 million, (iv) income tax payments for Ch$ 96,045 million, (v) employee payments for Ch$ 70,670 million, (vi) interest payments on loans for Ch$ 32,994 million, (vii) loan repayments for Ch$ 648,165 million, (viii) loans to related parties for Ch$ 19,657 million, (ix) other cash disbursements for Ch$ 19,093 million. All these effects were partially offset by (i) the issuance of a Yankee Bond for Ch$ 622,521 million, (ii) a Bridge loan to finance the Enel Generación PTO for Ch$ 940,414 million, (iii) a capital increase, net of the purchase of own shares, for Ch$ 593,451 million, (iv) cash inflows from forward contract payments for Ch$ 10,460 million, (v) interest payments received for Ch$ 4,399 million, (vi) dividends received for Ch$ 1,232 million, and (vi) other operational cash inflows for Ch$ 476,513 million, mainly customer collections net of payments to suppliers.

•         Trade accounts receivables and other current accounts receivables decrease Ch$ 39,796 million, mainly due to lower services accounts receivables.

• 14 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

•         Current related party accounts receivables increase Ch$ 38,510 million, mainly: greater GNL Chile receivables for Ch$ 6,476 million due to advance payments of gas purchases. Also, as a consequence of the merger between Enel Chile and EGP Chile at the end of the first half of 2018 the accounts receivables of EGP Chile to Enel Finance International NV for Ch$ 65,877 million, to Enel Green Power Perú for Ch$ 1,701 million, and to Enel Green Power SPA for Ch$ 1,244 million were consolidated. All the above was compensated by lower accounts receivables to Enel Global Trading SPA for Ch$ 36,492 million for gas and commodities purchases.

•         Current tax assets decline Ch$ 9,727 million mainly due to the payment of taxes for fiscal year 2017.

Non-Current Assets increase Ch$ 1,695,961 million as of June 30, 2018. The variations in the main categories are presented below:

•         Trade accounts receivables and other non-current accounts receivables increase Ch$ 53,445 million, mainly due to the consolidation of EGP Chile that by the end of the first half had a Ch$ 52,280 million balance for accounts receivables of which Ch$ 51,876 million are VAT (“IVA”) tax credits.

•         Intangible assets other than goodwill increase Ch$ 44,150 million, mainly due to i) new investments for Ch$ 3,388 million, and (ii) the consolidation of EGP Chile whose intangible assets amount to Ch$ 41,786 million at the end of the first half.

•         Goodwill increases Ch$ 26,008 million due to the consolidation of EGP Chile whose goodwill in Empresa Eléctrica Panguipulli S.A. amounts to Ch$ 18,857 million, in Parque Eólico Talinay Oriente amounts to Ch$ 7,080 million and in Geotérmica del Norte is Ch$ 71 million.

•         Property, plant and equipment increases by Ch$ 1,522,337 million, mainly due to i) an increase in new investments for Ch$ 140,361 million, and ii) the consolidation of EGP Chile that contributes Ch$ 1,365,850 million in property, plants and equipment as of June 30, 2018.

•         Deferred tax assets increase Ch$ 38,651 million, mainly due to higher deferred taxes related to tax losses, which includes the Ch$ 24,170 million from the consolidation of EGP Chile as of June 30, 2018.

• 15 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

Liabilities and Equity			Change	Change
	Jun-18	Dec-17		%
	(Million Ch$)

Current Liabilities	650,844	816,816	(165,972)	(20.3%)
Non Current Liabilities	2,846,640	1,090,995	1,755,645	160.9%
Total Equity	3,565,017	3,786,962	(221,945)	(5.9%)
attributable to owners of parent company	3,322,452	2,983,384	339,068	11.4%
attributable to non-controlling interest	242,565	803,578	(561,013)	(69.8%)

Total Liabilities and Equity	7,062,501	5,694,773	1,367,728	24.0%

Total liabilities of the Company, including Equity, increased Ch$ 1,367,728 million as of June 30, 2018, when compared to total liabilities as of December 31, 2017, mainly due to the following:

Current liabilities decrease Ch$ 165,972 million. The variations in the main categories are presented below:

•         Other current financial liabilities increase Ch$ 87,059 million, mainly (i) accruals of interest on bonds and bank loans for Ch$ 29,476 million, (ii) bond obligations being transferred to the short term for Ch$ 12,344 million, (iii) an increase in hedging derivative liabilities for Ch$ 5,172 million, and (iv) the Ch$ 67,259 million in bank loans of EGP Chile as of June 30, 2018 as a consequence of the consolidation of EGP Chile. All the above offset by interest payments made on bonds for Ch$ 27,437 million.

•         Trade accounts payable and other current accounts payable decrease Ch$ 176,311 million, mainly (i) lower accounts payable to suppliers and services for Ch$ 3,740 million, (ii) lower accounts payable of energy purchases for Ch$ 54,398 million; (iii) lower dividends payable to third parties for Ch$ 92,809 million, (iv) lower accounts payable to suppliers of fuel and gas for Ch$ 8,889 million, (v) lower accounts payable for asset purchases for Ch$ 18,609 million, and (vi) lower personnel accounts payable for Ch$ 6,916 million.

The aforementioned was partially offset by an increase in trade accounts payable and other accounts payable due to (i) VAT (“IVA”) tax debits for Ch$ 5,608 million, (ii) other non-income taxes for Ch$ 2,738 million and (iii) other accounts payable for Ch$ 537 million. These effects include the impact of the consolidation of EGP Chile, equivalent to Ch$ 49,882 million increase, mainly due to (a) energy purchase supplier liabilities for Ch$ 10,395 million, (ii) VAT (“IVA”) tax debits payable for Ch$ 11,378 million, and (iii) accounts payable for goods and services for Ch$ 26,048 million.

• 16 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

•         Current accounts payable to related parties decrease Ch$ 12,853 million, mainly (i) a reduction in accounts payable to Enel SpA for Ch$ 58,679 million corresponding primarily to dividend payments, net of other accounts receivables, (ii) lower accounts payable to Enel Distribuzione for Ch$ 2,012 million, (iii) lower accounts payable to Empresa Eléctrica de Panguipulli S.A. (subsidiary of EGP Chile) for energy purchases that amount to Ch$ 3,248 million, and (iv) a reduction in accounts payable to Enel Green Power del Sur SPA  for Ch$ 10,324 million. The abovementioned is offset by (i) an increase in accounts payable to GNL Chile S.A. for Ch$ 20,916 million for gas purchases, (ii) higher accounts payable to Enel Global Trading for Ch$ 5,160 million, and (iii) an increase in accounts payable to Enel Green Power SpA for Ch$ 28,161 million and to Enel Green Power Italia for Ch$ 7,275 million, included in the scope of consolidation since June 30, 2018.

•         Current tax liabilities decrease Ch$ 65,841 million, mainly due to the payment of income tax for fiscal year 2017.

Non-Current Liabilities increase Ch$ 1,755,645 million as of June 30, 2018, which is explained by the following:

•         Other non-current financial liabilities increase Ch$ 1,260,110 million, mainly due to (i) debt issued by Enel Chile for Ch$ 951,077 million, net of arrangement expenses (includes US$ 1,000 million Yankee Bonds), to guarantee the timely payment of debt arising from the Enel Generación PTO, and (ii) the consolidation of EGP Chile, which as of June 30, 2018, had bank loans for Ch$ 279,312 million.

•         Non-current accounts payable to related parties increase Ch$ 417,778 million mainly explained by the consolidation of EGP Chile that implied adding a debt with the related company Enel Financial International NV for Ch$ 418,097 million.

•         Deferred tax liabilities increase Ch$ 65,609 million due to the Ch$ 63,702 million deferred tax liability of EGP Chile.

Total Equity amounted to Ch$ 3,565,017 million, as of June 30, 2018 and is explained as follows:

Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,322,452 million, comprised of the following: Issued capital for Ch$ 3,954,491 million, Retained earnings for Ch$ 1,783,624 million, Other negative reserves for Ch$

• 17 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

2,343,275 million and share repurchases for Ch$ 72,388 million made to the shareholders that exercised their withdrawal right (Enel Chile and EGPL merger).

During the first half of 2018, Issued capital increased Ch$ 1,725,383 million as a consequence of the merger of Enel Chile and EGPL for Ch$ 1,075,652 million (including preemptive rights for Ch$ 3,925 million) and by the Enel Generación Chile PTO for Ch$ 649,731 million.

Retained earmings presented a Ch$ 32,018 million variation, explained by (i) net income of the period that amounted to Ch$ 122,504 million, lower dividends for Ch$ 87,346 million and a Ch$ 3,140 million reduction resulting from booking, as of  January 1, 2018, the impact of applying the new model to determine the provisions of financial assets impairment for the first time (NIIF 9).

Also, other reserves presented a negative variation that amounted to Ch$ 1,345,944 million, mainly comprised of: (i) lower reserves for Ch$ 910,437 million due to changes in ownership shares of subsidiaries that do not lead to the loss of control, (ii) lower reserves for reorganization under common control for Ch$ 406,926 million, (iii) lower cash flow hedging reserves for Ch$ 74,692 million, and (iv) greater translation differences for Ch$ 46,110 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 242,565 million, which includes the initial Ch$ 803,577 million balance, plus the transactions booked throughout the first half ended June 30, 2018 relating to net income of the period for Ch$ 33,433 million and other comprehensive results for Ch$ 7,597 million. The aforementioned was offset by lower reserves for Ch$ 593,011 million due to changes in the ownership shares of subsidiaries that do not lead to the loss of control of such subsidiaries, dividends for Ch$ 8,966 million and Ch$ 85 million from applying the new model to determine the provisions for the impairment of financial assets for the first time (NIIF 9).

The performance of main financial ratios is the following:

• 18 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

RATIO		Unit	Jun-18	Dic-17	Jun-17	Change	Change (%)

Liquidity	Liquidity	Times	1.12	1.29	-	-0.17	(13.2%)
	Acid-test *	Times	1.03	1.24	-	-0.21	(16.9%)
	Working capital	MMCh$	76,060	238,320	-	-162,260	(68.1%)
Leverage	Leverage	Times	0.98	0.50	-	0.48	96.0%
	Short-term debt	%	18.6%	42.8%	-	(0.24)	(56.5%)
	Long-term debt	%	81.4%	57.2%	-	0.24	42.3%
	Financial expenses coverage**	Times	6.89	-	15.15	(8.26)	(54.5%)
Profitability	Op. income / Op. Revenues	%	21.5%	-	18.8%	2.7%	14.6%
	ROE	%	9.7%	-	13.7%	(4.0%)	(29.4%)
	ROA	%	6.9%	-	10.4%	(3.5%)	(33.8%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs

The current ratio as of June 30, 2018, reached 1.12 times, which represents a 13.2% decrease compared to December 2017. Enel Chile Group enjoys a solid liquidity position which allows it to cover its short-term liabilities with current assets.

Acid test or quick ratio, as of June 30, 2018, was 1.03 times, which represents a 16.9% decrease when compared to December 31, 2017, mainly explained by the increase in current assets that allows covering all obligations.

Working capital, as of June 30, 2018, amounted to Ch$ 76,060 million, which represents a Ch$ 162,260 million negative variation when compared to December 31, 2017.

The debt ratio was 0.98 times, which means that the level of commitment of Enel Chile equity was 0.98 times at the end of the semester.

The financial expenses coverage ratio for the period ended June 30, 2018, was 6.89 times, which represents the ability to cover all financial expenses with the EBITDA obtained during the period ended June 30, 2018.

The profitability index, calculated by dividing operating income by operating revenues, increased 2.7% when compared to the same period of the previous year, reaching 21.5% as of June 30, 2018, due to higher operating income obtained this period when compared to the same period of last year.

Return on equity of the owners of the controlling shareholder (dominant) was 9.7% for the twelve-month period ended June 30, 2018.

Return on assets was 6.9% for the twelve-month period ended June 30, 2018.

• 19 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached a negative Ch$ 318,356 million as of June 30, 2018, which represents a Ch$ 198,648 million reduction when compared to the same period of the previous year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to June 2017, are presented below:

Net Cash Flow			Change	Change
	Jun-18	Jun-17		%
	(Million Ch$)

From Operating Activities	309,799	182,721	127,078	69.6%

From Investing Activities	(1,860,751)	(18,575)	(1,842,176)	9917.5%

From Financing Activities	1,232,596	(283,854)	1,516,450	(534.2%)

Total Net Cash Flow	(318,356)	(119,708)	(198,648)	165.9%

Net cash flow from operating activities amounted to a Ch$ 309,799 million for the six-month period ended June 30, 2018, which represents a 69.6% increase when compared to June 2017. These cash flows come primarily from sales and other revenue amounting to Ch$ 1,503,163 million, cash inflows from insurance policy premiums and services, annuities and other insurance benefits for Ch$ 390 million and other cash from operations for Ch$ 1,630 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 938,208 million; (ii) employee payments for Ch$ 70,669 million; (iii) income tax payments for Ch$ 96,045 million; (iv) other payments of operational activities for Ch$ 75,399 million, and (v) insurance premium payments and other payments related to insurance policies for Ch$ 13,865 million, and (vi) other cash outflows for Ch$ 1,119 million.

Net cash flow used in investing activities amounted to Ch$ 1,860,751 million for the six-month period ended June 30, 2018, which represents a Ch$ 1,842,176 million increase in cash outflows when compared to June 2017. These cash flows are mainly comprised of (i) Ch$ 1,624,327 million to pay the Enel Generación Chile PTO, (ii) Ch$ 227,434 million to purchase property, plant and equipment, (iii) Ch$ 19,657 million to repay related party loans, (iv) payments of futures, options and swaps for Ch$ 64,731 million. These cash outflows were partially compensated by (i) cash inflows originating from futures, options and swaps for Ch$ 75,191 million, dividends received for Ch$ 1,232 million, and (ii) interest payments received amounting to Ch$ 4,399 million, and (iii) other cash outflows for Ch$ 5,424 million.

Net cash flow from financing activities amounted to Ch$ 1,232,596 million for the six-month period ended June 30, 2018, which represents a Ch$ 1,516,450 million

• 20 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

variation when compared to June 2017. These cash flows are comprised of (i) funds from long term bonds issued for Ch$ 622,521 million (Yankee Bonds), (ii) funds from a Bridge loan to finance the Enel Generación Chile PTO for Ch$ 940,414 million, and (iii) funds from shares issued for Ch$ 665,839 million. The aforementioned funds are offset by (i) payments to repurchase shares for Ch$ 72,388 million, (ii) dividend payments for Ch$ 228,961 million, (iii) interest payments for Ch$ 32,994 million, (iv) Bridge loan payment for Ch$ 647,278 million, (v) financial leasing payments for Ch$ 887 million and (vi) other cash outflows for Ch$ 13,669 million, mostly financial debt arrangement expenses.

The following table presents the cash disbursements related to additional property, plant and equipment and its depreciation for the six-month period ended June 30, 2018 and 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
6 months ended June 30, 2018 and 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Jun-18	Jun-17	Jun-18	Jun-17
Generation business in Chile	178,114	103,086	77,822	58,924
Distribution business in Chile	47,208	32,456	17,291	16,467
Other entities (business different to generation and distribution)	2,112	1,510	443	435
Total Consolidated ENEL CHILE Group	227,434	137,052	95,556	75,826

The most relevant cash outflows originate in the generation business and respond to major maintenance and investment in power plants that amounted to Ch$ 178,114 million as of June 30, 2018. In the distribution business, cash disbursements amounted to Ch$ 47,208 million and mainly correspond to investments in network operational optimization to increase the level of efficiency and service quality.

• 21 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

• 22 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•         Comply with good corporate governance standards.

•         Strictly comply with all of the Group’s regulatory systems.

•         Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	June 30, 2018	December 31, 2017

Fixed Interest Rate	66%	92%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

• 24 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2018, the Company held swaps for 360 kTon of Coal API2 to be settled between June and December 2018, for 120 kTon of Coal API2 to be settled in 2019, for 212 kBbl of Brent oil to be settled between June and December 2018 and for 26 kBbl of Brent oil to be settled in 2019, 400 kTon of BCI7 to be settled between

• 25 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

June and December 2018, for 0.05 TBtu of Henry Hub gas to be settled between June and December 2018, and 1.9 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 21.

As of June 30, 2018, the liquidity of Enel Chile Group was ThCh$ 102,362,057 in cash and cash equivalents and ThCh$ 130,242,000 in committed long-term credit lines. As of December 31, 2017, the liquidity of the Enel Chile Group was ThCh$ 419,456,026 in cash and cash equivalents and ThCh$ 199,271,103 in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost

• 26 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 410,799,904.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable or Enel Chile as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Generación Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, namely Enel Generación Chile S.A., and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or Enel Generación Chile’s debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 3, 2018

that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
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Title: Chief Executive Officer

Date: July 27, 2018